Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors
American Woodmark Corporation:
We consent to the incorporation by reference in the registration statements on Form S-8 (No. 333-122438, 333-141621, 333-172059, 333-186266, 333-213222, 333-214895 and 333-223220) of American Woodmark Corporation of our reports dated June 28, 2019, with respect to the consolidated balance sheets of American Woodmark Corporation and subsidiaries as of April 30, 2019 and 2018, the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended April 30, 2019, and the related notes and financial statement schedule II, and the effectiveness of internal control over financial reporting as of April 30, 2019, which reports appear in the April 30, 2019 annual report on Form 10‑K of American Woodmark Corporation.
Our report dated June 28, 2019, on the effectiveness of internal control over financial reporting as of April 30, 2019, expresses our opinion that American Woodmark Corporation and subsidiaries did not maintain effective internal control over financial reporting as of April 30, 2019 because of the effect of a material weakness on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states a material weakness related to ineffective general information technology controls related to user access, program change and computer operation controls related to the RSI IT operating systems, databases and IT applications and ineffective process level automated controls and certain manual controls due to ineffective risk assessment and monitoring activities related to automated processes and IT systems at RSI and the lack of compliance experience on the part of RSI’s Finance and IT personnel has been identified and included in management’s assessment.

/s/ KPMG LLP

McLean, Virginia
June 28, 2019